Exhibit 99.4

Investor contact:	Jérôme Arnaud
+33 (0) 6 07 35 80 87

+1 (650) 567-8103

jarnaud@ilog.com

Bernard Compagnon

Gavin Anderson & Company +44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 (650) 567-8109

speters@ilog.com

Paris, October 26, 2006

ILOG TAKES STAKE IN CHINESE SOFTWARE COMPANY

FirstTech Alliance to Strengthen ILOG’s Presence

In Chinese IT Market

SHANGHAI – October 25, 2006 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) and Shanghai Baosight Software Joint Stock Limited Company today announced a strategic business relationship that will enable ILOG to further strengthen its presence in the Chinese market. ILOG will pay CNY 14.4 million ($1.8 million) to acquire 35 percent ownership interest in Shanghai FirstTech Co., Ltd. (FirstTech). Baosight Software will maintain a 41 percent stake in the company, and First Technologies (Cayman), Ltd. Baosight Software’s original joint venture partner in FirstTech, will hold 24 percent. Baosight Software is ranked 25th in the China High-Tech 100 listing for 2005, according to China’s DigitalTimes magazine. FirstTech Cayman, which specializes in developing and marketing manufacturing and insurance software solutions, has been ILOG’s partner for the Chinese market since 2004.

As a result of the agreement, ILOG’s executive vice-president for Asia, Bounthara Ing, and Foo Jong Tong, ILOG’s Asia Pacific general manager will join First Tech’s board of directors. The agreement will have no material impact on ILOG’s net revenues or operating expenses and the transaction is not expected to have a significant impact on the company’s 2007 fiscal year net income.

By strengthening their alliance, ILOG and FirstTech expect to benefit from the anticipated growth in the Chinese IT market and the related need for process automation as well as planning and scheduling solutions that will help companies deal with this growth, which demands flexible and agile IT systems. According to a Forrester Research study “China’s IT Budget Outlook for 2006,” more than half of Chinese firms will increase IT budgets in 2006. The report noted, “The data suggests that Chinese firms will continue to spend to build out their IT infrastructure.”

“A leading international software company, ILOG has proven its value as a strategic technology provider to Baosteel and other top companies in China,“ said Kevin Zhu, FirstTech VP and member of board of directors of Baosight, “This alliance with ILOG will help FirstTech further establish itself as a leading solutions provider to the Chinese IT market, at a time when the Chinese government is encouraging home-grown innovation.”

“Today’s announcement represents a new chapter in our successful business partnership with ILOG, which is a leading provider of technology that our clients find strategic to their business operations,” said FirstTech CEO, Winston Chang. “We look forward to the opportunity to expand our partnership with ILOG, and consider the alliance key to helping us continue to grow and innovate in China and Worldwide.”

“Our expanded relationships with FirstTech and Baosight Software is an important part of our strategy to accelerate the adoption of ILOG solutions in China,“ said Bounthara Ing, ILOG executive vice president for Asia. “Since the Chinese market for IT is expected to grow substantially in the next five years, we should be well positioned with a strong local partner that is as committed as we are to helping customers succeed through better decision support and process automation solutions.”

ILOG has had a presence in the Chinese market since 2002 when it opened a sales office in Beijing. ILOG employees in China will continue to work collaboratively with FirstTech on new business opportunities. ILOG’s customers in China include leading financial institutions such as China Construction Bank, Everbright Bank, Taiping Life Insurance, as well as major telecom service and equipment providers like Huawei are also ILOG customers. The Company has also developed close ties with several leading Chinese universities, including Tsinghua University, Fudan University, Xian Jiaotong University, Beihang University, among many others.

Using ILOG optimization technology, FirstTech delivered a supply chain management solution for Baosteel that has cut production cycle time nearly in half – from 41 to 21 days. First Tech also built an ILOG JRules-based solution for Taiping Life Insurance that has enabled them to process 432,000 insurance policy applications a day, equivalent to the daily workload of 2,000 underwriters.

About FirstTech

Founded in March 2003, FirstTech Cayman provides professional consulting services and IT solutions to empower its customers’ business operations. With competencies in Banking, Insurance, Semiconductor/LCD and Metal, FirstTech has partnered with several worldwide technology leaders, such as ILOG, Prima and Sun Microsystems, Systems. FirstTech has provided the state-of-art rule-based insurance underwriting/claim/billing solution, supply chain management solution, and Semiconductor TCTM (Total Cycle Time Management)solutions to industry-leading customers such as Baosteel, Taiping Life, and HeJian Semiconductor. For more information, please visit www.firsttech-soft.com.

About Baosight Software

Shanghai Baosight Software Joint Stock Limited Company is the IT subsidiary of Baosteel Group, China's largest iron and steel-maker. Listed on the Shanghai Stock Exchange and with annual revenues in 2005 of

CNY 1370 million, Baosight Software provides research, design, development, integration and maintenance services for computers, automation equipment, network communications and software/hardware and employs 2,600 people.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide. For more information, please visit http://www.ilog.com.

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